UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2017

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL’S ROLLING MILL AT CHELYABINSK WINS BEST IMPORT SUBSTITUTION PROJECT AWARD
FROM RUSSIAN INDUSTRIALIST AND ENTREPRENEUR UNION
Moscow, Russia – March 16, 2017 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports that Chelyabinsk
Metallurgical Plant’s universal rolling mill won the Best Import Substitution
Project nomination at the Russian Union of Industrialists and Entrepreneurs
(RSPP)’ contest.
The winners of the Russian Business Leaders: Dynamics and Responsibility 2016
contest were awarded as part of RSPP’s Russian Business Week.
Mechel presented at the contest its Chelyabinsk Metallurgical Plant’s universal rolling mill, a unique project for Russian steelmaking. It is the first such industrial complex to be built in Russia. Investment in the project, including its steelmaking and rolling facilities, totaled over 900 million US dollars.
The mill’s products are primarily aimed at the domestic market and implementation of the federal import substitution program. The universal rolling mill produces rails up to 100 meters in length and structural shapes. The mill’s annual capacity is 1.1 million tonnes of steel products. The mill uses international state-of-the-art technologies for rolling, tempering, correction, processing and quality control. The rails are tempered in organic polymer, which is a unique technology for Russia and lends the products high durability, wear resistance and endurance limit.
The universal rolling mill’s capacity enables it to fully meet Russian Railways’
needs for rails that are up to the highest international standards and rules out the need to acquire foreign-produced analogues. The mill also supplies Russian machine-building and construction industries with high-quality beams for competitive prices. In 2016 Mechel sold 304,000 tonnes of rails, including
270,000 tonnes shipped to Russian Railways, and Mechel plans to increase supplies to Russian Railways by 20-25% this year.
“We are glad that our work won high expert approval from the professional community. This award is really hard earned. The work of Chelyabinsk
Metallurgical Plant’s universal rolling mill is important not only to Mechel, but to Russian economy as a whole. The mill’s products reduce Russian Railways’
and the construction industry’s dependence on volatile currency rates as they implement major investment programs,” Mechel PAO’s Chief Executive Officer Oleg
Korzhov noted.

***

Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: March 16, 2017	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO